UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DSP GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of

incorporation or organization)

001-35256

(Commission file number)

94-2683643

(IRS Employer Identification No.)

161 S. San Antonio Road, Suite 10, Los Altos, CA                                                                                    94022

           (Address of principal executive offices)                                                                                       (Zip Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of DSP Group, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2013 to December 31, 2013.

The Company is a leading global provider of wireless chipset solutions for converged communications. Delivering semiconductor system solutions with software and reference designs, DSP Group enables original equipment manufacturers (OEMs), original design manufacturers (ODMs), consumer electronics (CE) manufacturers and service providers to cost-effectively develop new revenue-generating products with fast time to market. At the forefront of semiconductor innovation and operational excellence for over two decades, DSP Group provides a broad portfolio of wireless chipsets integrating DECT (Digital Enhanced Cordless Telecommunications) and/CAT-iq (Cordless Advanced Technology - Internet Quality), ULE (Ultra Low Energy), Wi-Fi, PSTN (Public Switched Telephone Network), HDClear™ (previously BoneTone™) intelligent voice enhancement, background noise elimination and speech recognition accuracy enhancement, video and VoIP (Voice over Internet Protocol) technologies.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. The performance and functionality requirements imposed by certain of the Company’s products (collectively, the “Subject Products”) require the use of advanced or sensitive materials that include Conflict Minerals in certain components of the Subject Products.

The Company does not manufacture any products and does not purchase any Conflicts Minerals for the components within the Subject Products directly from mines, smelters or refiners. Rather, the Company contracts with various original equipment manufacturers to manufacture its products and to acquire the components necessary for its products from suppliers. The Company must therefore rely on its suppliers to provide information regarding the origin of the Conflicts Minerals.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The process that the Company utilized to determine the country of origin for the Conflicts Minerals included: (1) conducting an internal assessment of the Company’s product portfolio to determine which products contain or may contain Conflict Minerals; (2) contacting suppliers that provide component parts for one or more of the products that the Company contracts to manufacture that it deemed subject, or potentially subject, to the Rule, (3) soliciting survey responses from such relevant suppliers using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition – Global eSustainability Initiative (EICC/GeSI), (4) internal assessment of the Company’s supply chain to identify potential red flags, if any, in the suppliers' responses; (5) assess the responses from the relevant suppliers, and (6) conducting follow-up with the relevant suppliers, if necessary, due to the responses.

Based on the above referenced reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflicts Minerals that are necessary to the functionality or production of the Subject Products that it contracted for manufacture may have originated in the Covered Countries. This information is publicly available in the governance section of the investor relation page of the Company’s website at:

http://ir.dspg.com/phoenix.zhtml?c=101665&p=irol-govhighlights

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DSP GROUP, INC.
Date: June 2, 2014
	By:	/s/ Dror Levy
Dror Levy Chief Financial Officer and Secretary